Exhibit 99.1

As discussed in Note 1, the shares of common stock were transferred for no consideration to KKR KFC
Investments LLC by KKR Financial Advisors LLC.  KKR
& Co. L.L.C., as a member of KKR KFC Investment LLC, may be deemed to be the beneficial owner of such interest in stock. The members of KKR & Co. L.L.C. are Messrs. Henry R. Kravis, George R. Roberts, Joseph Y. Bae,
Michael M. Calbert, Brian F. Carroll, Adam H. Clammer,
Todd A. Fisher, Jacques Garaialde, Perry Golkin, Frederick M. Goltz, Reinhard Gorenflos, James H. Greene, Jr., Oliver Haarmann,
Clive R. Hollick, Johannes P. Huth, Marc S. Lipschultz,
Michael Marks, Michael W. Michelson, Dominic P. Murphy,
Alexander Navab, John L. Pfeffer, Paul E. Raether, John K. Saer, Jr. and the Reporting Person. Each of these individuals may be deemed to share beneficial ownership of any of the interests in stock of Issuer that KKR & Co. L.L.C. may be deemed to beneficially own. However, the Reporting Person disclaims that he is the beneficial owner of such interests in stock of Issuer, except to the extent of his pecuniary interest in such interests in stock of Issuer.

The filing of this statement shall not be deemed an admission that, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the Reporting Person is the beneficial owner of all such interests in stock of Issuer covered by this statement.